

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-mail
Suzanne S. DeFerie
Chief Executive Officer
ASB Bancorp, Inc.
11 Church Street
Asheville, NC 28801

> **Re:** **ASB Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-174527**

Dear Ms. DeFerie:

We have reviewed your registration statement and response letter dated July 13, 2011 and have the following comments. Where prior comments are referenced they refer to comments in our letter dated June 21, 2011.

General

1. Please consider the need to update your financial statements in your registration statements in accordance with Rule 3-12 of Regulation S-X.

Summary

General

2. Revise to include a subsection in the Summary to disclose information regarding the recently ended quarter. In this regard, include at a minimum, if true, that there has been no material adverse change in the Results of Operations or the Financial Condition since March 31, 2011.

Reasons for Conversion and Offering, page 8

3. We refer to prior comment 1 and reissue that comment, in part. As previously requested, please specifically discuss, in the prospectus, why the stock holding company structure will make the stock more appealing, exactly what regulatory uncertainties the conversion will eliminate and how your structure has impeded your ability to make acquisitions. We understand from your response letter that the new structure will make your stock more appealing to investors because you will be able to issue stock when necessary, but this should be stated in this section. Also, you do not discuss the exact regulatory

uncertainties that will be eliminated. Finally, while we understand from your response that your current structure impedes your ability to make acquisitions because you can't issue stock, this should be stated in this section, not only in the response letter. Please revise.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney